TOR Minerals International, Inc.
722 Burleson Street Corpus Christi, Texas 78402	www.torminerals.com brussell@torminerals.com	Phone: 361-883-5591, Ext 43 Fax 361-883-7619

January 21, 2010

United States Securities and Exchange Commission                                                 VIA EDGAR
101 F Street, NE
Washington, DC  20549

Attention:        John Cash, Accounting Branch Chief
                        Dale Welcome, Staff Accountant

Re:	TOR Minerals International, Inc. (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 000-17321

Ladies and Gentlemen:

In connection with the Company's response, dated December 4, 2009, to the comments of the Commission's staff (the "Staff") as set forth in the letter of John Cash, Accounting Branch Chief, dated August 14, 2009 (the "Comment Letter"), the Company acknowledges:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TOR MINERALS INTERNATIONAL, INC.

By:	/s/ Barbara Russell
Barbara Russell Acting CFO